UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2026

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Private Placement

On April 23, 2026, Scinai Immunotherapeutics Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”) in connection with a private placement (the “Private Placement”) for the offer, issuance and sale of (i) 5,208,333 American Depositary Shares (the “Offering ADSs”), each representing 4,000 ordinary shares, no par value per share of the Company (“ADSs”) (or pre-funded warrants (the “Pre-Funded Warrants”)), at a purchase price of $0.48 per ADS (or $0.4799 per Pre-Funded Warrant after reducing $0.0001 attributable to the exercise price of the Pre-Funded Warrants), (ii) warrants (the “Series A Warrants”) to acquire up to 5,208,333 ADSs in the aggregate (the “Series A Warrant ADSs”), at an exercise price of $0.48 per ADS, exercisable immediately with a term of two years, and (iii) warrants (the “Series B Warrants”, and together with the Pre-Funded Warrants and the Series A Warrants, the “Warrants”) to acquire up to 5,208,333 ADSs in the aggregate, at an exercise price of $0.55 per ADS, exercisable immediately with a term of five years (the “Series B Warrant ADSs”, and together with the ADSs issuable upon exercise of the Pre-Funded Warrants and the Series A Warrant ADSs, the “Warrant ADSs”, and together with the Offering ADSs and the Private Placement Warrants, the “Securities”).

Under the terms of the Warrants, a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares or ordinary shares underling the ADSs beneficially owned by the holder (together with its affiliates, other persons acting or who could be deemed to be acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of ordinary shares or ordinary shares underling the ADSs would or could be aggregated with the holder’s or any of the holder’s affiliates for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) would exceed 4.99% (or, upon election by one of the holders prior to the issuance of any Warrants, 9.99%) of (i) the number of Ordinary Shares outstanding or (ii) the outstanding voting rights of the Company, as such percentage ownership is calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Securities and Exchange Commission (the “SEC”).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company, other obligations of the parties and termination provisions.

The Securities were issued to accredited investors in a private placement pursuant to Section 4(a)(2) and/or Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

A.G.P./Alliance Global Partners acted as the exclusive financial advisor for the Company (the “Financial Advisor”) in connection with the Private Placement. The Company agreed to pay the Financial Advisor a cash fee equal to 7.0% of the gross proceeds of the Private Placement and to reimburse the Financial Advisor for out-of-pocket expenses of up to $70,000. The Company also issued to the Financial Advisor a warrant to acquire up to 260,417 ADSs at an exercise price per ADS of $0.53 and a term of five years.

The foregoing summary of the Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants, which are filed as Exhibit 10.1, Exhibit 4.1, Exhibit 4.2 and Exhibit 4.3, respectively, to this Current Report on Form 6-K and are incorporated by reference herein

Registration Rights Agreement

In connection with the Private Placement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers pursuant to which the Company is required to prepare and file with the SEC a registration statement (a “Registration Statement”) to register for resale the Securities sold in the Private Placement within fifteen (15) calendar days of April 23, 2026 and use commercially reasonable efforts to cause such registration to become effective (the “Effective Date”), within sixty (60) calendar days (or within ninety (90) calendar days in the event the SEC elects to review such registration statement).

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 6-K and is incorporated by reference herein

Warrant Inducement

As previously reported, on January 3, 2024, the Company issued and sold unregistered warrants to purchase up to 521,310 ADSs (the “January 2024 Warrants”) at an exercise price of $6.50 per ADS (reflecting a subsequent adjustment to the ADS/Ordinary Shares ratio). On April 23, 2026, the Company entered into a warrant inducement offer letter (the “Inducement Letter”) with a certain investor to immediately exercise the January 2024 Warrants held by such investor at a reduced exercise price of $0.48 (the “Inducement Offer”) and the Company issued to the investor a new warrant (the “Inducement Warrant”) to purchase up to of 458,621 ADSs, subject to application of applicable beneficial ownership blockers. The Inducement Warrant has an exercise price of $0.55 per share, will be exercisable immediately upon issuance, and will expire upon the five-year anniversary of the issuance date.

The Inducement Warrants and the ADSs underlying such warrants are being issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and will be unregistered.

The Company also issued to the Financial Advisor, or its designees, warrants to purchase up to 260,417 ADSs (the “Financial Advisor Warrants”) as part of the compensation payable to the Placement Agent in connection with the Private Placement and Warrant Inducement. The Financial Advisor Warrants have substantially the same terms as the Inducement Warrants described above, except that the Financial Advisor Warrants have an exercise price of $0.53 per share.

The Company received aggregate gross proceeds from the Private Placement and the inducement transaction of approximately $2.61 million, before deducting fees and expenses, and the closing of the transactions is expected to occur on or about April 27, 2026, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds, together with existing cash resources, to support the expansion of its CDMO platform, advance customer programs, and continue selective investment in its immunotherapy pipeline. The Company believes this financing will support the execution of its growth strategy.

Subject to certain exceptions, for a period of thirty days (30) days following the Effective Date, the Company has agreed not to issue any ADSs, Ordinary Shares or Ordinary Share equivalents or file any registration statement or amendment or supplement thereto, other than filing the Registration Statement and a registration statement on Form S-8 in connection with any employee benefit plan. Also, until ninety (90) days following the Effective Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of ADSs, Ordinary Shares or Ordinary Share equivalents (or a combination of units thereof) involving a defined “Variable Rate Transaction,” subject to certain exceptions.

The Placement Agent acted as the exclusive warrant inducement agent to the Company in connection with the January Inducement Offer. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company from the Inducement Offer.

The description of the terms and conditions of the Inducement Letter and the Inducement Warrant set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Inducement Letter and the Inducement Warrant attached hereto as Exhibits 10.3 and 4.4, respectively.

On April 24, 2026, the Company issued a press release announcing the Private Placement and Warrant Inducement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-291460, 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
4.4	Form of Inducement Warrant
10.1	Form of Securities Purchase Agreement, dated as of April 23, 2026, among the Company and the Purchasers identified on the signature page thereto.
10.2	Form of Registration Rights Agreement, dated as of April 23, 2026, among the Company and the Purchasers identified on the signature page thereto.
10.3	Form of Warrant Inducement Offer Letter
99.1	Press Release, dated April 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: April 27, 2026	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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